EXHIBIT 23.1

           Consent of Independent Certified Public Accountants


The Board of Directors and Stockholders
Access Pharmaceuticals, Inc.

We consent to the incorporation by reference in Registration Statement Nos. 33-10626 and 33-41134 on Form S-8 of our report dated February 12, 1999, relating to the 1998 consolidated financial statements of Access Pharmaceuticals, Inc. and subsidiary, which report appears in the December 31, 1998 Annual Report on Form 10-K of Access Pharmaceuticals, Inc.

Our report dated February 12, 1999, contains an explanatory paragraph that states that there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/  Grant Thornton LLP
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Grant Thornton LLP


Dallas, Texas
March 26, 1999